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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              TREND MINING COMPANY
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                                (Name of Issuer)



                      Common Stock, no par value per share
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                         (Title of Class of Securities)



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                                 (CUSIP Number)


                                Thomas S. Kaplan
                            c/o William Natbony, Esq.
                              Rosenman & Collin LLP
                               575 Madison Avenue
                             New York, NY 10022-2585
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No.:

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                 1. Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                             THOMAS SCOTT KAPLAN


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                 2. Check the Appropriate Box if a Member of a Group (See
                    Instructions):

                    (a)     [ ]

                    (b)     [ ]


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                 3. SEC Use Only:


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                 4. Source of Funds (See Instructions):

                             AF

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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e):  [ ]

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                 6. Citizenship or Place of Organization:

                             U.S.A.

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Number of
Shares                7. Sole Voting Power                 13,142,349
Beneficially        ------------------------------------------------------------
Owned by              8. Shared Voting Power                   0
Each                ------------------------------------------------------------
Reporting             9. Sole Dispositive Power            13,142,349
Person With         ------------------------------------------------------------
                     10. Shared Dispositive Power              0

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                     11. Aggregate Amount Beneficially Owned by Each Reporting
                         Person:
                                   13,142,349

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                     12. Check if the Aggregate Amount in Row (11) Excludes
                         Certain Shares (See Instructions): [ ]

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                     13. Percent of Class Represented by Amount in Row (11):

                                   50.11%

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                     14. Type of Reporting Person (See Instructions):

                                            IN
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            This Amendment No. 1 amends and supplements the Schedule 13D filed on October 4, 2000 (the "Schedule 13D") by the undersigned relating to the shares of common stock, no par value per share (the "Common Stock"), of Trend Mining Company (the "Company"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         The Company has entered into loan agreements with Electrum under which the Company has borrowed $285,000 to fund certain expenses. Electrum may elect to be repaid the total amounts outstanding under the loans in "units" of the Company securities, at the rate of one unit per each dollar owed. Each unit would consist of one share of Common Stock and a warrant to purchase one share of Common Stock at $1.50 per share. Therefore, Electrum has the right to receive 285,000 shares of Common Stock and warrants to purchase 285,000 shares of Common Stock within 60 days of the date hereof. As a condition to the loans, if they were not repaid by February 1, 2001, the Company would issue Electrum a warrant to purchase 285,000 shares of Common Stock. The loans were not repaid by February 1, 2001.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         Mr. Kaplan has agreed to support the Company's proposal to reincorporate in the State of Delaware, which is being proposed at the Company's Annual Meeting of Shareholders on February 23, 2001 and requires an affirmative vote of two-thirds of the votes entitled to vote to approve the proposal.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties as follows:

            (a) As of February 1, 2001, Mr. Kaplan beneficially owned 13,142,349 shares of Common Stock of the Company, consisting of 5,307,588 shares of Common Stock and warrants to purchase 7,264,761 shares of Common Stock exercisable within 60 days hereof, and the right to acquire within 60 days 285,000 shares of Common Stock and warrants to purchase 285,000 shares of Common Stock exercisable within 60 days hereof.

            (b) Mr. Kaplan has the sole power to vote or to direct the vote of 13,142,349 shares and has the sole power to dispose of 13,142,349 shares.

            (c) The following transactions in the Company's securities were effected by Mr. Kaplan during the past 60 days:

                   Transaction                Date                  Quantity
                   -----------                ----                  --------

                   Disposition of
                   shares of Common
                   Stock                 November 10, 2000      1,000,000 shares

                   Disposition of
                   warrants to purchase
                   shares of Common
                   Stock                 November 10, 2000      250,000 shares


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                   Disposition of
                   shares of Common
                   Stock                 December 21, 2000      1,000,000 shares

                   Disposition of
                   warrants to purchase
                   shares of Common
                   Stock                 December 21, 2000      250,000 shares

                   Acquired a warrant
                   to purchase shares
                   of Common Stock       February 1, 2001       285,000 shares


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         In November 2000, the Company entered into an agreement with Electrum under which the Company has borrowed $135,000 to fund certain expenses. The loan bears interest at the annual rate of 5% and is due upon the earlier to occur of the closing of a public or private debt or equity financing or December 1, 2005. In December 2000, the Company entered into an agreement with Electrum under which the Company has the right to borrow up to $250,000 to fund operating costs. The loan obtained under this agreement bears interest at the annual rate of 8%, payable semi-annually in arrears, and is due upon the earlier to occur of the closing of a public or private debt or equity financing or June 30, 2001. The Company has currently borrowed a total of $285,000 under the loans.

         Under the loans, if such loans were not repaid in full on or before February 1, 2001, the Company is required to grant to Electrum or its assigns warrants to purchase 285,000 shares of Common Stock at $1.50 per share, exercisable through September 30, 2003. The loans were not paid back by such date. Electrum may also elect to be repaid the total amounts outstanding under both loans in "units" of Company securities, at the rate of one unit per each dollar owed. Each unit would consist of one share of Common Stock and a warrant to purchase one share of Common Stock at $1.50 per share, exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units.

         Following the Company's reincorporation in Delaware, which is subject to shareholder approval, the Company will issue to Mr. Kaplan, in a private placement, one share of the Company's Series A Preferred Stock. The terms of the Series A Preferred Stock would provide that each issuance by the Company of Common Stock, preferred stock, options, warrants or other equity securities would require the written consent of Mr. Kaplan or the then current holder of the share of Series A Preferred Stock. Under certain circumstances, Mr. Kaplan may be permitted to sell, transfer or assign to Electrum, which beneficially owns approximately 23 percent of the Company's outstanding Common Stock, and/or Asher Edelman, who beneficially owns approximately 25 percent of the Company's outstanding Common Stock, the share of Series A Preferred Stock. In exchange for the issue of the Series A Preferred Stock, Mr. Kaplan and Mr. Edelman have agreed not to oppose, when presented at the Company's Annual Meeting of Shareholders, the proposed reincorporation in Delaware.

                                  EXHIBIT INDEX

NO.           DESCRIPTION OF EXHIBIT
---           ----------------------
1             Voting Trust Agreement, dated March 31, 2000, between Mr. Kaplan and Electrum LLC, previously filed.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Feb. 13, 2001
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Date:


/s/ Thomas S. Kaplan
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Signature



Thomas S. Kaplan
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Name/Title



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)